____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations



EARNINGS RESULTS

4th Quarter and Fiscal Year 2024

ERJ LISTED NYSE 25 YEARS

Highlights

7.2bn

Guidance for 2025: Commercial Aviation deliveries between 77 and 85 aircraft, and Executive Aviation deliveries between 145 and 155 aircraft. Total company revenues in the US$7.0 to US$7.5 billion range, adjusted EBIT margin between 7.5% and 8.3%, and adjusted free cash flow of US$200 million or higher for the year.

21%

Revenues totaled **US$2,311 million** in **4Q24** and **US$6,395 million** in **2024, highest level ever, +21% yoy and at the high end of guidance.** Highlight for Defense & Security revenues +40% yoy growth.

11.5%

Adjusted EBIT reached **US$265.1** million with an **11.5% margin in 4Q24**. In 2024, the company reported adjusted EBIT of US$708.2 million and 11.1% margin (US$558.2 million and 8.7% ex-Boeing) **above guidance.**

995.5m

Adjusted free cash flow w/o Eve was US$995.5 million during the quarter and **US$675.6 million** in 2024, supported by higher number of aircraft delivered, strong performance in sales (pre downpayments – PDP's) and Boeing arbitration. Consequently, the company finished 2024 with an US$110.7 million net debt position (w/o Eve).

Baa3

Embraer ended 2024 with a 0.1x net debt-to-Ebitda ratio, down from 1.4x in 2023. Moody's upgraded Embraer's credit rating from "Ba1" to "Baa3" with a stable outlook in December. Consequently, all three main U.S. rating agencies classify the company Investment Grade (IG).

75 Jets

Embraer delivered **75 jets** in **4Q24,** of which **31 were commercial jets** (20 E2s and 11 E1s) and **44 were executive jets** (22 light and 22 medium). In **2024,** the company delivered a total of **206** aircraft, of which **73 were commercial jets** (47 E2s and 26 E1s), **130 were executive jets** (75 light and 55 medium) and **3 multi-mission KC-390 Millennium** in Defense & Security; +14% versus the 181 aircraft delivered year over year (yoy). Deliveries were in line with guidance for both Commercial and Executive Aviation.

26.3 bn

Firm order backlog of US$26.3 billion in 4Q24 – the largest ever recorded by the company in its history, more than 40% higher yoy and 16% higher quarter over quarter (qoq). For more information please see 4Q24 Backlog and Deliveries release.

Main Financial Indicators

In millions of U.S. dollars, except % and earnings per share data

IFRS	4Q24	3Q24	4Q23	2024	2023
Revenue	**2,311.5**	1,692.4	1,975.1	**6,394.7**	5,268.5
Adjusted EBITDA	**327.5**	356.6	253.5	**921.6**	561.9
Adjusted EBITDA margin %	**14.2%**	21.1%	12.8%	**14.4%**	10.7%
Adjusted EBIT	**265.1**	297.5	181.7	**708.2**	350.0
Adjusted EBIT margin %	**11.5%**	17.6%	9.2%	**11.1%**	6.6%
Adjusted net income (loss)[1]	**173.0**	221.0	77.6	**461.6**	79.5
Adjusted earnings (loss) per share - ADS basic	**0.9422**	1.2031	0.4227	**2.5132**	0.4329
Adjusted free cash flow w/o Eve	**995.5**	241.3	684.0	**675.6**	318.3
Net cash w/o Eve*	**(110.7)**	(1,085.6)	(780.7)	**(110.7)**	(780.7)

2024 and 2023 financials are derived from audited information. 4Q and 3Q financials are derived from unaudited information.
** Net casht w/o Eve represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing, less Eve's net cash.*

São Paulo, Brazil, February 27, 2025

(B3: EMBR3, NYSE: ERJ). The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2024 (4Q24), December 31, 2023 (4Q23), and September 30, 2024 (3Q24), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

2025 Guidance (Eve Not Included)

From an operations point of view, Embraer estimates **Commercial Aviation deliveries between 77 and 85 aircraft (mid-point +10% yoy), and Executive Aviation deliveries between 145 and 155 (+15% yoy).** From a financial point of view, the company forecasts **Revenues in the US$7.0 to 7.5 billion range (+13% yoy), Adjusted EBIT margin between 7.5% and 8.3% (down 80bp yoy ex-BA),** and **Adjusted Free Cash Flow of US$200 million or higher.**

2025 GUIDANCE	
Commercial Aviation deliveries	77 - 85
Executive Aviation deliveries	145 - 155
Consolidated revenues (US$ billion)	7.0 - 7.5
Adjusted EBIT margin	7.5% - 8.3%
Free cash flow (US$ million)	200 or higher

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

Deliveries and Backlog

Embraer delivered 75 jets in 4Q24, of which 31 were commercial jets (20 E2s and 11 E1s) and 44 were executive jets (22 light and 22 medium). In 2024, the company delivered a total of 206 aircraft, of which 73 were commercial jets (47 E2s and 26 E1s), 130 were executive jets (75 light and 55 medium) and 3 multi-mission KC-390 Millennium in Defense & Security; +14% versus the 181 aircraft delivered yoy. Deliveries were in line with guidance for both Commercial and Executive Aviation. For more information please see 4Q24 Backlog and Deliveries release.


Executive Aviation
Light Jets
Medium Jets
-10%
+13%
30
19
11
7
20
7
22
19
22
22
74
41
75
55
4Q23
1Q24
2Q24
3Q24
4Q24
2023
2024


Defense & Security
KC-390
N/A
+50%
1
0
1
2
0
2
3
4Q23
1Q24
2Q24
3Q24
4Q24
2023
2024


Commercial Aviation
E1
E2
+24%
+14%
7
18
3
4
8
11
4
12
11
20
25
39
26
47
4Q23
1Q24
2Q24
3Q24
4Q24
2023
2024

The company's backlog reached US$26.3 billion in 4Q24, the largest ever recorded by the company in its history, more than 40% higher yoy and 16% higher qoq. All four business units recorded higher backlog when compared to a year ago. This is an exceptional performance for the company, especially for Executive Aviation, Services & Support and Defense & Security, whose backlogs increased 70%, 65% and 50% respectively. Commercial Aviation increased 15% yoy.


US$ billion
+41%
18.7
3.1
2.5
4.3
8.8
21.1
3.1
2.4
4.6
11.1
21.1
3.1
2.1
4.6
11.3
22.7
3.5
3.6
4.4
11.1
26.3
4.6
4.2
7.4
10.2
4Q23
1Q24
2Q24
3Q24
4Q24
Services & Support
Defense & Security
Executive Aviation
Commercial Aviation

Revenue, Gross Margin and Adjusted EBIT

Consolidated revenue of US$2,311 million in 4Q24 represented a 17% increase yoy. Total revenue of US$6,395 million in 2024 reached the high end of guidance, an increase of 21% when compared to 2023. All business units performed well throughout the year, especially Defense & Security and Executive Aviation whose revenues increased 40% and 25% yoy, respectively.



Executive Aviation

Revenues totaled US$626.0 million, 4% higher yoy. Gross margin decreased from 20.7% to 16.8% mainly because of product mix and lower volumes as the successful production leveling initiative led to more evenly balanced deliveries throughout the year. Adjusted EBIT margin reduced from 15.7% to 10.3% during the period because of gross margin variance and compares with positive one-time items a year ago (i.e. tax credits); +11.7% in 2024 versus +9.0% in 2023.


16%
10%
603
626
4Q23
4Q24
Adj. EBIT margin
Revenues (US$M)



Defense & Security

Top line reached US$233.4 million, 15% higher yoy because of A-29 Super Tucano revenues recognition. Gross margin soared from 13.9% to 28.3%, impacted by KC-390 customer mix and higher A-29 volumes, in accordance with the percentage of completion calculation method. Consequently, the Adjusted EBIT margin jumped from 2.8% to 17.5% during the period and reflected gross margin variance; +6.2% in 2024 versus +5.5% in 2023.


3%
18%
202
233
4Q23
4Q24
Adj. EBIT margin
Revenues (US$M)



Commercial Aviation

Revenues were US$981.0 million, 31% higher yoy because of more aircraft deliveries. Gross margin increased from 8.0% to 12.5% supported by customer mix and operating leverage (31 versus 25 aircraft). The Adjusted EBIT margin increased from 4.5% to 8.5% during the period and reflected gross margin variance despite compares with positive one-time items a year ago (i.e. tax credits); +2.5% in 2024 versus +1.1% in 2023.


5%
9%
751
981
4Q23
4Q24
Adj. EBIT margin
Revenues (US$M)



Services & Support

Revenues amounted to US$441.1 million, 14% higher yoy, because of higher fleet utilization and OGMA GTF ramp-up. The reported gross margin decreased slightly from 30.1% to 29.4% due to product mix. However, the Adjusted EBIT margin increased from 16.7% to 17.4% during the period underpinned by positive one-time items (i.e. royalties and insurance); +16.5% in 2024 versus +15.2% in 2023.


17%
17%
386
441
4Q23
4Q24
Adj. EBIT margin
Revenues (US$M)



Others

Include Agricultural Aviation (i.e. crop duster), the cyber division Tempest and other businesses. Revenues for the segment fell 8% from US$32.6 million to US$30.0 million yoy because of weaker cyber volumes and foreign exchange rate (i.e. Ipanema price in BRL).


33
30
4Q23
4Q24
Revenues (US$M)

Financials are derived from unaudited information.

Adjusted Ebit / Earnings Before Interest & Taxes

For the quarter, Adjusted EBIT was US$265.1 million with an 11.5% margin if excluded US$6.8 million from extraordinary items (i.e. Eve's expenses). Meanwhile, for the year, the company generated US$708.2 million in Adjusted EBIT with an 11.1% margin if excluded similar US$40.7 million. Consequently, the Adjusted operating income result was 11% higher than the implied US$640 million upper end of the revised 2024 guidance.

Meanwhile, reported EBIT was US$258.3 million in the quarter compared to US$209.0 million a year ago. For the full year, reported EBIT improved to US$667.5 million in 2024 (10.4% margin) from US$314.5 million in 2023 (6.0% margin) because of higher volumes, product mix and important one-time items (i.e. US$150 million from the Boeing arbitration agreement and US$38 million from Q2 tax credits; circa +300bp margin).


US$ Million
Adjusted EBIT 4Q24
Adjusted EBIT 2024
800
600
400
200
258
7
265
668
41
708
EBIT
Eve results
Adjusted EBIT
EBIT
Eve results
Adjusted EBIT

2024 and 2023 financials are derived from audited information. 4Q and 3Q financials are derived from unaudited information.

Net Income (Loss)

Net income (loss) attributable to Embraer shareholders and net income (loss) per ADS (American Depositary Shares) were US$45.6 million and US$0.2483 in 4Q24, compared to US$192.6 million and US$1.0487, respectively, in 4Q23. On a yearly basis, net income was US$ 352.5 million in 2024 compared to US$164.0 million in 2023, and earnings per ADS were US$1.9194 in 2024 versus US$0.8930 in 2023.

Adjusted net income was US$173.0 million for the quarter compared to US$77.6 million a year ago if excluded extraordinary items such as US$(81.3) million in deferred taxes and US$(46.1) million from Eve's results (negatively impacted by mark-to-market losses in its warrants because of its higher stock price). Meanwhile, for the year, Adjusted net income was US$ 461.6 million in 2024 versus US$79.5 in 2023 if excluded extraordinary items such as US$(112.0) million in deferred taxes and US$2.9 million from Eve's results. It is important to highlight Eve's development costs began to be capitalized as intangible assets in 3Q23 as the program reached sufficient maturity.


Adjusted net income 4Q24
Adjusted net income 2024
US$ Million
500
400
300
200
100
46
81
46
173
353
112
(3)
462
Embraer net income
Deferred income tax & social contribution net change
Eve results
Embraer adj. net income
Embraer net income
Deferred income tax & social contribution net change
Eve results
Embraer adj. net income

2024 and 2023 financials are derived from audited information. 4Q and 3Q financials are derived from unaudited information.

Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

Investments

Embraer, on a stand-alone basis, invested a total of US$130.1 million in 4Q24 compared to US$141.7million in 4Q23. Capital expenditures amounted to US$56.3 million (US$59.6 million a year ago), net additions to the pool program (spare parts) another US$10.1 million (US$27.7 million a year ago), net add to intangibles US$45.5 million (US$40.1 million a year ago) and research US$18.1 million (US$14.3 million a year ago).

Meanwhile, Eve invested a total of US$33.2 million during the quarter (US$28.9 million yoy), of which US$5.0 million were capital expenditures and US$ 28.3 million net add to intangibles. Consequently, Embraer and Eve, on a consolidated basis, invested a total of US$163.2 million during the period (US$170.6 million a year ago).

On a yearly basis, Embraer stand-alone invested a total of US$428.1 million in 2024 compared to US$414.0 million in 2023. Capital expenditures amounted to US$190.2 million (US$131.8 million a year ago), net additions to the pool program (spare parts) another US$35.6 million (US$87.6 million a year ago), net add to intangibles US$152.5 million (US$149.8 million a year ago) and research US$49.8 million (US$44.8 million a year ago).

For the meantime, Eve invested a total of US$123.5 million during the year (US$87.8 million yoy), of which US$5.0 million was capital expenditures, US$113.3 million net add to intangibles and US$5.2 million research. Consequently, Embraer and Eve on a consolidated basis invested a total of US$551.6 million during the period (US$501.8 million a year ago).


US$ Million
Investments 4Q24
Investments 2024
600
500
400
300
200
100
-
56
10
46
18
130
5
28
0
33
163
190
36
152
50
428
5
113
5
124
552
Capex
Net add Pool program (spare parts)
Net add to intangible
Research*
Embraer Investment
Eve Capex
Eve net add to intangible
Eve Research*
Eve Investment
Embraer & Eve Investment

2024 and 2023 financials are derived from audited information. 4Q and 3Q financials are derived from unaudited information.
** Research expenditures are expensed (i.e.not capitalized).*

Currently, Embraer on a stand-alone basis has three main sustainable growth projects:

- *Executive Aviation (US$90 million capex during 2024 2027; Gavião Peixoto SP, Brazil & Melbourne FL, USA):* an increase in the production capacity for the business by 2027 in-line with its recent backlog growth;
- *Services & Support (US$90 million capex during 2021 2025; OGMA Portugal):* brand new line for induction of PW1,100 and PW1,900 engines with start of operations in 2024 and full ramp (US$500 million revenues) in 2028; and
- *Services & Support (US$70 million capex during 2025-2026; Fort Worth TX, USA):* an increase in the MRO footprint to service Commercial Aviation clients in North America by 50%+ in 2027.

Working Capital (w/o Eve)

Working capital decreased US$935.7 million during 4Q24 because of seasonally higher aircraft deliveries and stronger commercial activity (PDPs or pre-downpayments). In the assets side, the main decrease was in inventories US$401.9 million due to the higher number of deliveries in the quarter. Meanwhile, on the liabilities side, the main variance refers to contract liabilities [US$(433.0) million; mainly Defense & Security related].

in millions of U.S. dollars

	Balance Sheet Data w/o Eve	4Q24	3Q24	4Q23	Δ qoq	Δ yoy
	Inventories	**2,934.1**	3,336.0	2,635.7	**(401.9)**	298.4
	Trade accounts receivable	**316.9**	254.3	210.2	**62.6**	106.7
A	Customer and commercial financing	**32.4**	42.0	62.8	**(9.6)**	(30.4)
	Contract assets	**624.1**	746.0	511.5	**(121.9)**	112.6
	Other assets	**746.6**	879.8	706.9	**(133.2)**	39.7
	Contract liabilities	**3,283.1**	2,850.1	2,539.6	**433.0**	743.5
	Trade accounts payable	**964.5**	1,155.2	781.9	**(190.7)**	182.6
B	Trade accounts payable - Supplier finance	**43.3**	48.4	37.6	**(5.1)**	5.7
	Other payables	**1,461.0**	1,366.6	1,256.8	**94.5**	204.2
	Working Capital (A-B)	**(1,097.8)**	**(162.2)**	**(488.8)**	**(935.7)**	**(609.1)**

4Q24 and 4Q23 financials are derived from audited information. 3Q24 financials are derived from unaudited information.

Free Cash Flow

Embraer on a stand-alone basis Adjusted free cash flow was US$995.5 million in 4Q24 and US$675.6 million in 2024 because of the higher number of aircraft deliveries, strong performance in sales (i.e. associated PDPs; contract liabilities) and the results of the Boeing arbitration (3Q24).


US$ Million
Reported Ebitda to Free Cash Flow 4Q24
Reported Ebitda to Free Cash Flow 2024
2000
1,500
1,000
500
-
321
929
(136)
(29)
(74)
(44)
(12)
956
(40)
996
881
695
(309)
(188)
(266)
(101)
(176)
535
140
676
Embraer EBITDA
Working Capital*
Working capital forex variance
Net additions to PP&E
Intangible
Inc. tax and social contrib.
Interest paid
Embraer consolidated adj. free cash flow
Eve free cash flow
Embraer stand-alone free cash flow

** Working capital change for Embraer consolidated: Quarter: US$(929.3) million; Embraer stand-alone US$(935.7) million and Eve US$6.4 million. Year: US$(694.7) million; Embraer stand-alone US$(609.1) million and Eve US$(85.5) million.*
***2024 and 2023 financials are derived from audited information. 4Q and 3Q financials are derived from unaudited information*

Inventories: raw materials, work in progress, spare parts and finished goods. Trade accounts receivable: amount owed by clients for products sold and not paid yet. Customer and commercial financing: amount owed by clients for financing provided for products sold and not paid yet. Contract assets: rights to compensation for the work already completed but not yet billed at the reporting date. Contract liabilities: non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts. Trade accounts payable: amount owed by the company for goods and/or services provided by suppliers. Trade accounts payable – supplier finance: amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment.

Cash Position Variance

Embraer's liquidity position remains strong as its cash position on a consolidated basis reached US$2,551 million at the end of 2024, and it is complemented by its US$1.0 billion Revolver Credit Facility (RCF).

The consolidated cash position was US$780 million higher than the US$1,771 million in 3Q24. The company generated US$956.0 million in free cash flow during the quarter [Embraer stand-alone US$995.5 million and Eve US$(39.5) million]. Meanwhile, net financial position variance was US$(172.5) million (mainly due to repayment / proceeds from borrowings US$(178.6) million) and M&A inflows (i.e. net divestments in subsidiaries) reached US$(3.9) million. There were no dividend payments or buybacks during the period. Eve's cash position stood at US$303.4 million in 4Q24. Therefore, Embraer on a stand-alone basis finished the quarter with US$2,248 million in cash based on the achievement of deliveries in 2024 and solid sales performance in the quarter.

The consolidated cash position was US$230 million higher than the US$2,321 million in 4Q23. The company generated US$535.2 million in free cash flow during the year [Embraer stand-alone US$675.6 million and Eve US$(140.4) million]. Meanwhile, net financial position variance was US$(349.8) million (mainly due to repayment / proceeds from borrowings US$(383.0) million) and M&A inflows (i.e. net divestments in subsidiaries) reached US$(18.3) million. There were no dividend payments or buybacks during the period. Finally, Eve raised US$63.2 million in equity during the year, and its cash position stood at US$303.4 million at the end of it. Therefore, Embraer on a stand-alone basis finished 2024 with US$2,248 million in cash.


US$ Million
Cash position variance (from 3Q24 to 4Q24)
Cash position variance (from 2023 to 2024)
3,000
2,500
2,000
1,500
1,000
1,771
956
(173)
(4)
-
-
2,551
(303)
2,248
2,321
535
(350)
(18)
63
-
-
2,551
(303)
2,248
Embraer consolidated cash 3Q24*
Free cash flow**
Net financial position variance***
M&A
Dividends
Shares repurchased
Embraer consolidated cash 4Q24
Eve cash 4Q24
Embraer stand alone cash 4Q24
Embraer consolidated cash 4Q23*
Free cash flow**
Net financial position variance***
M&A
Eve equity offering
Dividends
Shares repurchased
Embraer consolidated cash 4Q24
Eve cash 4Q24
Embraer stand alone cash 4Q24

** Cash includes cash & cash equivalents, current and non-current financial investments (BS).*
*** Embraer consolidated free cash flow: 4Q24 Embraer stand-alone US$995.5 million and Eve US$(39.5) million*
2024 Embraer stand-alone US$675.6 million and Eve US$(140.3) million.
**** Net financial position variance includes: 4Q24 net financial investments [US$(43.4)m; CF], repayment / proceeds from borrowings [US$(178.6)m; CF], lease payments [US$(6.0)m; CF], foreign exchange gain (loss), net (US$7.4m; CF), dividends received (US$0.1m; CF) and change in current and non-current financial investments (US$48.1m; BS).*
2024 net financial investments [US$(306.2)m; CF], repayment / proceeds from borrowings [US$(383.0)m; CF], lease payments [US$(18.8)m; CF], receipt of loans granted (US$60.5m;CF), foreign exchange gain (loss), net (US$0.8m; CF), dividends received (US$0.6m; CF) and change in current and non-current financial investments (US$296.3m; BS).
2024 and 2023 financials are derived from audited information. 4Q and 3Q financials are derived from unaudited information.

Debt & Liability Management

Embraer finished 2024 with a 0.1x net debt-to-Ebitda ratio, down from 1.4x in 2023. Moody's upgraded Embraer's credit rating from "Ba1" to "Baa3" with a stable outlook in December. Consequently, all three main rating agencies classify the company Investment Grade (IG).

Liability management with a US$218.8 million decrease in gross debt without Eve during the quarter and US$502.2 million during the year. Embraer's net debt without Eve decreased US$974.9 million to US$110.7 million in 4Q24 compared to US$1,086 million in 3Q24 (US$670.0 million decrease from US$780.7 million in 4Q23). The positive US$995.5 million and US$675.6 million free cash flow generation for Embraer stand-alone during the quarter and the year help explain the stronger financial position of the company.

In millions of U.S. dollars

	4Q24	3Q24	4Q23	Δ qoq	Δ yoy
Embraer cash	**2,247.6**	1,491.5	2,079.8	**756.1**	167.8
Embraer gross debt	**2,358.3**	2,577.1	2,860.5	**(218.8)**	(502.2)
Embraer net cash	**(110.7)**	(1,085.6)	(780.7)	**974.9**	670.0
Eve cash	**303.4**	279.9	241.1	**23.5**	62.3
Eve gross debt	**132.8**	68.9	25.9	**63.9**	106.9
Eve net cash*	**170.6**	211.0	215.2	**(40.4)**	(44.6)
Embraer & Eve net cash **	**59.9**	**(874.6)**	**(565.5)**	**934.5**	**625.4**

4Q24 and 4Q23 financials are derived from audited information. 3Q financials are derived from unaudited information.
** Eve's net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans.*
*** Embraer and Eve's net cash = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term.*

Eve's gross debt increased US$63.9 million qoq and US$106.9 million yoy to US$132.8 million in 4Q24. Eve's net debt increased US$40.4 million to US$(170.6) million in 4Q24 compared to US$(211.0) million in 3Q24 [US$44.6 million decrease from US$(215.2) million in 4Q23]. The negative US$39.5 million and US$140.3 million free cash flow generation for Eve during the quarter and the year help explain the increase in financial leverage.


US$ Million
Net cash position 4Q24
2,500
2,000
1,500
1,000
500
-
(500)
2,248
(2,358)
(111)
303
(133)
171
60
Embraer cash
Embraer gross debt
Embraer net cash
Eve cash
Eve gross debt
Eve net cash *
Embraer & Eve net cash **

2024 and 2023 financials are derived from audited information. 4Q and 3Q financials are derived from unaudited information.
** Eve's net cash = cash and cash equivalents plus financial investments minus short-term and long-term loans.*
*** Embraer and Eve's net cash = cash and cash equivalents plus short-term and long-term financial investments minus short-term and long-term loans.*

In terms of debt profile, the average loan maturity decreased to 3.8 years in 4Q24 compared to 3.9 years qoq. The term structure of loans was 95% in long-term contracts and only 5% in short-term ones. In the interim, the cost of United States dollar-denominated loans inched up to 6.19% per year in 4Q24 compared to 6.18% in 3Q24, while the cost of Brazilian real-denominated loans decreased to 5.29% per year in 4Q24 compared to 6.69% per year in 3Q24.



Deleveraging
US$ million
-3.8x
3.8x
2.3x
1.4x
0.1x
363
459
570
922
2021
2022
2023
2024
Net debt ex Eve/ adj. Editda
Adj. Editda
Maturities
US$ million
3,551
RCF¹
1,000
Eve²
303
Cash
2,248
62
49
48
1
942
33
909
539
35
504
21
11
10
777
10
767
70
28
42
2025
2026
2027
2028
2029
2030
>2031
Eve Loan
Maturities³

[1] Revolving Credit Facility;
[2] Eve's cash = Cash and cash equivalents plus financial investments;
[3] Maturities = Do not consider accrued interest and deferred costs;
*All numbers from Eve are IFRS.



FINANCIAL STATEMENTS

Embraer S.A. Consolidated Income Statement

(in millions of U.S. dollars, except earnings per share)

	4Q24	3Q24	4Q23	2024	2023
Revenue	**2,311.5**	**1,692.4**	**1,975.1**	**6,394.7**	**5,268.5**
Cost of sales and services	(1,881.9)	(1,377.6)	(1,635.6)	(5,241.6)	(4,358.9)
Gross profit	**429.6**	**314.8**	**339.5**	**1,153.1**	**909.6**
Operating Income (expense)					
Administrative	(53.8)	(48.0)	(52.1)	(198.9)	(204.9)
Selling	(78.9)	(77.9)	(91.0)	(309.7)	(314.7)
Expected credit losses over financial assets and contract assets	(18.2)	0.5	1.7	(21.1)	10.2
Research	(18.0)	(9.6)	(17.7)	(55.0)	(90.3)
Other operating income	28.2	174.6	90.9	266.1	170.7
Other operating expense	(29.9)	(66.6)	(63.8)	(162.7)	(176.2)
Equity in income (losses) of associates	(0.7)	(2.6)	1.6	(4.3)	10.2
Operating profit (loss) before financial income	**258.3**	**285.2**	**209.0**	**667.5**	**314.5**
Financial income	27.5	99.0	28.7	311.1	128.6
Financial expenses	(130.8)	(123.8)	(71.6)	(415.5)	(321.9)
Foreign exchange gain (loss), net	13.6	(16.4)	1.4	(6.0)	(0.5)
Profit (loss) before taxes on income	**168.6**	**244.0**	**167.5**	**557.1**	**120.7**
Income tax expense	(130.6)	(62.3)	31.3	(202.4)	43.6
Profit (loss) for the period	**38.0**	**181.7**	**198.8**	**354.7**	**164.3**
Attributable to:					
- Owners of Embraer	45.6	178.8	192.6	352.6	164.0
- Non-controlling interests	(7.6)	2.9	6.2	2.1	0.3
Weighted average number of shares (in thousands)					
Basic	734.6	734.6	734.6	734.6	734.6
Diluted	734.6	734.6	734.6	734.6	734.6
Earnings (losses) per share					
Basic	0.0621	0.2434	0.2622	0.4800	0.2233
Diluted	0.0621	0.2434	0.2622	0.4800	0.2233
Earnings (losses) per share - ADS basic (US$)	**0.2483**	**0.9736**	**1.0487**	**1.9200**	**0.8930**
Earnings (losses) per share - ADS diluted (US$)	**0.2483**	**0.9736**	**1.0487**	**1.9200**	**0.8930**

4Q and 3Q financials are derived from unaudited financial statements; 2024 and 2023 are derived from audited financial statements.

Embraer S.A. Consolidated Cash Flow Statement

(in millions of U.S. dollars)

	4Q24	3Q24	4Q23	2024	2023
Operating activities					
Net income (loss) for the period	38.0	181.8	198.8	354.7	164.3
Adjustment to net income for items not affecting cash					
Depreciation and amortization expenses	74.0	67.7	84.2	243.6	241.7
Realization of contribution from suppliers	(11.6)	(8.6)	(12.4)	(30.2)	(29.8)
(Reversal) losses due to reduction in the recoverable value of inventories	1.9	1.7	(0.9)	7.1	(4.8)
Adjustment to fair value - Financial Assets	(0.6)	13.8	2.8	19.3	(0.4)
Losses on fixed assets disposal	4.8	(2.4)	(27.6)	6.2	(29.3)
Expect credit losses (reversal) and receivables written-off	18.2	(0.5)	(1.7)	21.1	(10.2)
Income tax and social contribution	130.6	62.3	(31.3)	202.4	(43.6)
Accrued interest	40.6	43.9	48.2	174.6	189.7
Interest on marketable securities, net	(5.1)	(5.1)	(2.6)	(18.1)	(7.0)
Equity in associates gains and losses	0.7	2.6	(1.6)	4.3	(10.2)
Foreign exchange gain (loss), net	(9.9)	15.1	15.3	8.7	7.1
Gain and loss on equity interest	-	-	-	-	-
Other provisions	4.1	51.4	13.3	55.4	(7.3)
Other	(0.2)	1.9	2.4	5.2	10.9
Changes in assets					
Financial investments	(1.5)	(165.0)	31.8	(117.7)	22.9
Derivative financial instruments	128.3	(82.9)	(27.6)	(41.5)	21.2
Collateralized accounts receivable and accounts receivable	(88.5)	(37.7)	41.8	(159.3)	(4.6)
Contract assets	121.1	(120.5)	62.9	(114.1)	(4.6)
Customer and commercial financing	3.9	6.2	(24.2)	25.1	6.6
Inventories	392.6	(97.5)	420.1	(370.2)	(287.1)
Other assets	141.3	(134.3)	(35.7)	(49.5)	(112.4)
Changes in liabilities					
Trade accounts payable - Supplier finance arrangements	(187.3)	116.3	(96.2)	204.8	50.2
Other payables	(134.8)	160.2	7.9	24.1	72.1
Contract liabilities	433.2	254.8	157.7	748.1	576.8
Taxes and payroll charges payable	12.2	(79.6)	24.5	(58.2)	98.6
Financial guarantees	-	-	-	-	(3.0)
Unearned income	6.8	-	(1.5)	2.9	2.8
Interest paid	(11.7)	(71.1)	(11.1)	(176.3)	(172.8)
Income tax and social contribution paid	(44.1)	(12.2)	(34.2)	(101.2)	(120.8)
1. Net cash generated (used) by operating activities	**1,057.0**	**162.3**	**803.1**	**871.3**	**617.0**
Investing activities					
Proceeds from sale of property, plant and equipment	2.4	9.9	2.6	12.2	19.3
Acquisition of property, plant and equipment	(31.1)	(68.5)	(89.9)	(200.4)	(238.7)
Additions to intangible assets	(73.8)	(61.0)	(65.6)	(265.8)	(192.1)
Additions investments in subsidiaries and affiliates	(3.9)	1.1	(6.1)	(18.3)	(24.0)
Sales of investiments	-	-	41.2	-	41.2
Proceeds from sale of financial investments	233.5	(1.0)	0.9	49.5	(58.6)
Loans granted to jointly controlled entity	-	-	(60.5)	60.5	(60.5)
Dividends Received	0.1	-	-	0.6	5.8
Acquisition of financial investments	(275.4)	2.3	1.8	(238.0)	60.1
2. Net cash generated (used) in investing activities	**(148.2)**	**(117.2)**	**(175.6)**	**(599.7)**	**(447.6)**
Financing activities					
Repayment of borrowings	(386.5)	(312.6)	(65.6)	(1,155.3)	(2,331.9)
Proceeds from borrowings	214.4	321.7	53.7	775.2	2,000.7
Dividends and interest on own capital	-	-	(13.4)	-	(13.4)
Proceeds from stock options exercised	-	-	9.5	-	9.5
Receipt in the offering of shares of subsidiary	-	65.6	-	65.6	-
Cost of offering controlled shares	-	(2.4)	-	(2.4)	-
Lease Payments	(6.0)	(4.9)	(3.6)	(18.8)	(13.6)
3. Net cash generated (used) by financing activities	**(178.1)**	**67.4**	**(19.4)**	**(335.7)**	**(348.7)**
Cash and cash equivalents at the beginning of the period	**825.0**	**716.5**	**1,023.9**	**1,626.3**	**1,815.6**
Increase (decrease) in cash and cash equivalents (1+2+3)	730.7	112.5	608.1	(64.1)	(179.3)
Effects of exchange rate changes on cash and cash equivalents	7.3	(4.0)	(5.7)	0.8	(10.0)
Cash and cash equivalents at the end of the period	**1,563.0**	**825.0**	**1,626.3**	**1,563.0**	**1,626.3**

4Q and 3Q financials are derived from unaudited financial statements; 2024 and 2023 are derived from audited financial statements.

Embraer S.A. Consolidated Balance Sheet

(in millions of U.S. dollars)

Assets	4Q24	3Q24	4Q23
Current			
Cash and cash equivalents	1,563.0	831.5	1,629.2
Financial investments	639.7	643.5	521.7
Trade accounts receivable	320.8	253.9	217.6
Derivative financial instruments	13.2	105.6	17.5
Customer and commercial financing	12.2	13.8	8.4
Contract assets	622.7	743.8	509.1
Inventories	2,936.1	3,340.4	2,636.0
Income tax and social contribution	142.0	138.3	203.0
Other assets	262.7	410.2	312.9
	6,512.4	**6,481.0**	**6,055.4**
Non-Current			
Financial investments	348.3	296.4	170.0
Contract assets	1.4	2.2	2.4
Derivative financial instruments	0.0	0.6	0.0
Customer and commercial financing	20.2	28.2	54.4
Trade accounts receivable	2.0	1.5	3.4
Deferred income tax and social contribution	174.0	132.5	137.7
Other assets	173.4	205.9	141.3
	719.3	**667.3**	**509.2**
Investments	43.7	46.1	28.2
Property, plant and equipment	1,941.3	1,905.1	1,770.7
Intangible assets	2,502.9	2,466.9	2,331.0
Right of use assets	104.7	104.9	88.0
	4,592.6	**4,523.0**	**4,217.9**
Total Assets	**11,824.3**	**11,671.3**	**10,782.5**

3Q financials are derived from unaudited financial statements; 4Q24 and 4Q23 are derived from audited financial statements.

Embraer S.A. Consolidated Balance Sheet
(in millions of U.S. dollars)

Liabilities	4Q24	3Q24	4Q23
Current			
Trade accounts payable	966.3	1,159.6	787.0
Trade accounts payable - Supplier finance	43.3	48.4	37.6
Lease liabilities	19.2	18.3	13.8
Loans and financing	113.8	101.5	127.1
Other payables	359.8	411.9	332.3
Contract liabilities	2,563.4	2,126.1	1,919.0
Derivative financial instruments	71.9	29.3	85.7
Taxes and payroll charges payable	45.8	37.0	42.6
Income tax and social contribution	124.7	115.7	195.6
Unearned income	18.0	10.1	10.2
Provision	90.1	99.6	114.7
	4,416.3	**4,157.5**	**3,665.6**
Non-Current			
Lease liabilities	92.6	94.7	82.2
Loans and financing	2,377.3	2,544.5	2,759.3
Other payables	161.2	139.5	55.4
Contract liabilities	721.2	725.5	621.9
Derivative financial instruments	31.9	18.4	39.5
Taxes and payroll charges payable	9.2	13.1	18.3
Income tax and social contribution	3.2	3.6	5.1
Deferred income tax and social contribution	450.3	330.7	304.7
Unearned income	12.8	14.0	17.7
Provision	203.7	214.1	173.5
	4,063.4	**4,098.1**	**4,077.6**
Total Liabilities	**8,479.7**	**8,255.6**	**7,743.2**
Shareholders' equity			
Capital	1,551.6	1,551.6	1,551.6
Treasury shares	-28.2	-28.2	-28.2
Revenue reserves	1,624.2	1,280.0	1,280.1
Share-based remuneration	49.3	49.5	44.8
Accumulated other comprehensive loss	-257.1	-161.2	-152.7
Results from transactions with non-controlling shareholders	135.8	135.2	90.9
Retained earning	0.0	307.0	0.0
Non-controlling interests	269.0	281.8	252.8
Total Shareholders' equity	**3,344.6**	**3,415.7**	**3,039.3**
Total Liabilities And Shareholders' Equity	**11,824.3**	**11,671.3**	**10,782.5**

3Q financials are derived from unaudited financial statements; 4Q24 and 4Q23 are derived from audited financial statements.

Reconciliation of IFRS and "NON-GAAP" information

Free Cash Flow

We define free cash flow as operating cash flow less additions to property, plant and equipment, additions to intangible assets, financial investments and other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry.

EBITDA LTM

Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company's financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S. dollars

EBITDA RECONCILIATION / LTM** (IFRS)	4Q24	3Q24	4Q23
Net Income (loss) attributable to Embraer	352.5	499.5	164.0
Non-controlling interest	2.1	15.9	0.3
Income tax income (expense)	202.4	40.5	(43.6)
Financial income (expense), net	104.5	44.1	193.3
Foreign exchange gain (loss), net	6.0	18.2	0.5
Depreciation and amortization	213.4	222.8	211.9
EBITDA LTM	**880.9**	**841.0**	**526.4**

3Q financials are derived from unaudited financial statements; 4Q24 and 4Q23 are derived from audited financial statements.
*** Last Twelve Months*

EBIT and EBITDA

Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA's usefulness as comparative measures.

in millions of U.S. dollars

EBITDA RECONCILIATION	4Q24	3Q24	4Q23	2024	2023
Net income (loss) attributable to Embraer	45.6	178.8	192.6	352.5	164.0
Non-controlling interest	(7.6)	2.9	6.2	2.1	0.3
Income tax (expense) income	130.6	62.3	(31.3)	202.4	(43.6)
Financial income, net	103.3	24.8	42.9	104.5	193.3
Foreign exchange gain (loss), net	(13.6)	16.4	(1.4)	6.0	0.5
Depreciation and amortization	62.4	59.1	71.8	213.4	211.9
EBITDA	**320.7**	**344.3**	**280.8**	**880.9**	**526.4**
EBITDA margin	13.9%	20.3%	14.2%	13.8%	10.0%

4Q and 3Q financials are derived from unaudited financial statements; 2024 and 2023 are derived from audited financial statements.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

in millions of U.S. dollars

ADJUSTED EBIT RECONCILIATION	4Q24	3Q24	4Q23	2024	2023
Operating profit (loss) before financial income (EBIT)	258.3	285.2	209.0	667.5	314.5
Mark to market of Republic shares	-	-	(1.2)	-	(4.4)
Assets held for sale	-	-	(36.6)	-	(36.6)
Expenses related to Eve's Business	6.8	14.2	10.4	42.6	76.5
Eve Warrants	-	(1.9)	-	(1.9)	-
Adjusted EBIT	**265.1**	**297.5**	**181.6**	**708.2**	**350.0**
Adjusted EBIT margin %	11.5%	17.6%	9.2%	11.1%	6.6%

4Q and 3Q financials are derived from unaudited financial statements; 2024 and 2023 are derived from audited financial statements.

in millions of U.S. dollars

ADJUSTED EBITDA RECONCILIATION	4Q24	3Q24	4Q23	2024	2023
EBITDA	320.7	344.3	280.8	880.9	526.4
Mark to market of Republic shares	-	-	(1.2)	-	(4.4)
Assets held for sale	-	-	(36.6)	-	(36.6)
Expenses related to Eve's Business	6.8	14.2	10.4	42.6	76.5
Eve Warrants	-	(1.9)	-	(1.9)	0.0
Adjusted EBITDA	**327.5**	**356.6**	**253.5**	**921.6**	**561.9**
Adjusted EBITDA margin %	14.2%	21.1%	12.8%	14.4%	10.7%

4Q and 3Q financials are derived from unaudited financial statements; 2024 and 2023 are derived from audited financial statements.

Adjusted net income

Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS, for purposes of the calculation of Embraer's Income Tax benefits (expenses), the company is required to record taxes resulting from gains or losses due to the impact of the changes in the Brazilian real to the US dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note taxes which results from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S. dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	4Q24	3Q24	4Q23	2024	2023
Net Income (loss) attributable to Embraer	45.6	178.8	192.6	352.5	164.0
Net change in deferred income tax & social contribution	81.3	50.8	(93.1)	112.0	(152.6)
Assets held for sale	-	-	(24.1)	-	(24.1)
Mark to market of Republic shares	-	-	(0.8)	-	(3.0)
Expenses related to Eve's Business including Financial Result	3.9	11.9	8.4	34.5	65.6
Eve Warrants including Financial Result	42.2	(20.5)	(5.4)	(37.4)	29.6
Adjusted net income (Loss)	**173.0**	**221.0**	**77.6**	**461.6**	**79.5**
Adjusted net margin	7.5%	13.1%	3.9%	7.2%	1.5%

4Q and 3Q financials are derived from unaudited financial statements; 2024 and 2023 are derived from audited financial statements.

Working capital without Eve

Is a non-GAAP measure calculated by starting at selected Embraer's consolidated balance sheet figures and subtracting Eve's related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables.

in millions of U.S. dollars

Select Balance Sheet Data - Eve		4Q24	3Q24	4Q23	Δ qoq	Δ yoy
A	Inventories	2.0	4.4	0.3	(2.4)	1.7
	Trade accounts receivable	3.9	1.1	7.4	2.8	(3.5)
	Customer and commercial financing	-	-	-	-	-
	Contract assets	-	-	-	-	-
	Other assets	5.5	7.1	88.0	(1.6)	(82.5)
B	Contract liabilities	1.5	1.5	1.3	-	0.2
	Trade accounts payable	1.8	4.4	5.1	(2.6)	(3.3)
	Trade accounts payable - Supplier finance	-	-	-	-	-
	Other payables	17.8	22.7	13.3	(5.0)	4.5
Working Capital (A-B)		**(9.7)**	**(16.1)**	**75.8**	**6.4**	**(85.5)**

3Q financials are derived from unaudited financial statements; 4Q24 and 4Q23 are derived from audited financial statements.

in millions of U.S. dollars

ADJUSTED FREE CASH FLOW	4Q24	3Q24	4Q23	2024	2023
Net cash generated (used) by operating activities (1)	**1,058.5**	**327.3**	**771.3**	**989.0**	**594.1**
Adjustment for non-recurring cash impacts	-	-	41.2	-	41.2
Adj. net cash generated (used) by operating activities (*)	**1,058.5**	**327.3**	**812.5**	**989.0**	**635.2**
Net additions to property, plant and equipment	(28.7)	(58.6)	(87.3)	(188.1)	(219.4)
Additions to intangible assets	(73.8)	(61.0)	(65.6)	(265.7)	(192.1)
Adjusted free cash flow	**956.0**	**207.7**	**659.6**	**535.2**	**223.7**
Eve's free cash flow	(39.5)	(33.6)	(24.4)	(140.4)	(94.6)
Adjusted free cash flow w/o Eve	**995.5**	**241.3**	**684.0**	**675.6**	**318.3**

(*) Net of financial investments: 4Q24 1,5m, 3Q24 165.0m, 4Q23 (31.8)m, 2024 (48.8)m and 2023 (22,9)m
4Q and 3Q financials are derived from unaudited financial statements; 2024 and 2023 are derived from audited financial statements.

Ratios based on "NON-GAAP" information

CERTAIN FINANCIAL RATIOS	4Q24	3Q24	4Q23
Total debt to EBITDA (i)	2.8	3.1	5.5
Net debt to EBITDA (ii)	(0.1)	1.0	1.1
Net debt w/o Eve to Adjusted EBITDA (iii)	0.1	1.3	1.4
Total debt to capitalization (iv)	0.4	0.4	0.5
LTM EBITDA to financial expense (gross) (v)	4.8	4.6	2.7
LTM EBITDA (vi)	880.9	841.0	526.4
LTM Interest and commissions on loans (vii)	183.6	181.4	193.1
Adjusted LTM EBITDA w/o Eve (viii)	921.5	847.4	561.9

3Q financials are derived from unaudited financial statements; 4Q24 and 4Q23 are derived from audited financial statements.

(i) Total debt represents short and long-term loans and financing including Eve (US$ billion).
(ii) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii) Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve's Net debt.
(iv) Total capitalization represents short and long-term loans and financing, plus shareholders equity (US$ billion).
(v) Financial expense (gross) includes only interest and commissions on loans.
(vi) The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million).
(vii) Interest expense (gross) includes only interest and commissions on loans, which are included in interest income (expense), net presented in the Company's consolidated Income Statement (US$ million).
(viii) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (US$ million).

Investor Relations

CONFERENCE CALL INFORMATION
Embraer will host a conference call to present its 4Q24 and FY2024 results on:

Thursday Feb 27, 2025

ENGLISH: 7:00 AM (NYTime) / 9:00 AM (SPTime).
Simultaneous translation to Portuguese.

To access the webcast click here

Zoom webinar:

838 5827 6373

Or alternatively to participate by phone call:
U.S.:
+1(929)205-6099
+1(253)205-0468

Brazil:
+55(11)4632-2237
+55(11)4680-6788

We recommend you join 15 minutes in advance.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

EMBRAER

CHALLENGE.
CREATE.
OUTPERFORM.

CONTACT

investor.relations@embraer.com.br
+55 (12) 3927-6017

GUI PAIVA
EAH CFO; ERJ Head of IR and M&A
gpaiva@embraer.com

PATRICIA MC KNIGHT
IR Manager
patricia.mcknight@embraer.com.br

VIVIANE PINHEIRO
IR Specialist
viviane.pinheiro@embraer.com.br

ELIANE FANIS
IR Specialist
eliane.fanis@embraer.com.br

MARILIA SABACK SGOBBI
IR Specialist
marilia.saback@embraer.com.br



ri.embraer.com.br/en